CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Dibya Kanti Mukhopadhyay, MSc., MAusIMM. do hereby consent to the public filing of the technical report titled “NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico” and dated December 15, 2010 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from, or a summary of, the technical report contained in Endeavour Silver Corp.’s new release dated March 1, 2011 (the “News Release”).

I confirm that I have read the news release, including extracts from, or the summary of, the technical report contained in the news release and that it fairly and accurately represents the information contained in the technical report.

Dated this 1st day of March, 2011.

“Dibya Kanti Mukhopadhyay”
____________________
Dibya Kanti Mukhopadhyay, MSc., MAusIMM

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